FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

                                                      (Registrant)

Date August 31, 2005

                             “Barbara O’Neill”

                                           Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

UNAUDITED INTERIM

FINANCIAL STATEMENTS

3rd Quarter Reports

June 30, 2005

                                  #500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

CNQ Listing: CDGI

www.cdginvestments.ca

Phone: (403) 233-7898

Fax:  (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows for the nine month periods ended June 30, 2005 and June 30, 2004.

CDG INVESTMENTS INC.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)		June 30	September 30
		2005	2004

	ASSETS

CURRENT
Cash and cash equivalents		$1,448,838	$181,241
Accounts receivable		27,453	25,905
Due from related parties		8,430	18,896
Prepaids and deposits		52,469	53,038
Marketable securities		-	74,700
		1,537,190	353,780

INVESTMENTS Note 2		4,492,800	2,865,048
		$6,029,990	$3,218,828

	LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$193,551	$195,081
Due to related parties		3,708	-
		197,259	195,081
CONVERTIBLE DEBENTURES Note 3		-	517,375
		197,259	712,456

	SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 4
Authorized
Unlimited number of shares without nominal or par value
Issued
34,753,172 common shares (Sept,2004 - 28,154,081)		43,119,885	42,644,074

EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 3		-	72,000
CONTRIBUTED SURPLUS Note 4		476,594	172,594

DEFICIT		(37,763,748)	(40,382,296)
		5,832,731	2,506,372
		$6,029,990	$3,218,828

Commitments Note 5

	See accompanying notes to the financial statements.

Approved on behalf of the Board:

"James Devonshire"	James Devonshire, Director	"Gregory Smith"	Gregory Smith, Director

CDG INVESTMENTS INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

		Three months ended June 30		Nine months ended June 30
		2005	2004	2005	2004
			(Note 1)		(Note 1)
	REVENUE
Gain on disposal of investments		$28,964	$-	$1,324,415	$331,778
	Interest	6,961	1,118	14,196	6,815
		35,925	1,118	1,338,611	338,593

EXPENSES AND OTHER
General and administrative		102,367	52,832	242,748	228,240
Recovery of indirect costs and other		(6,762)	(3,527)	(14,408)	(12,298)
Stock option compensation Note 7		-	-	64,000	-
Debenture interest		-	14,752	12,308	44,257
Equity in loss of investees		169,207	708,978	565,754	765,373
Write-down of investments		-	-	-	104,000
		264,812	773,035	870,402	1,129,572

EARNINGS(LOSS) FROM OPERATIONS		(228,887)	(771,917)	468,209	(790,979)
OTHER
Gain on dilution of equity investments		1,379,533	-	1,950,339	459,300
Gain on sale of interest in Waddy Lake Resources Inc. Note 8		200,000	1,354,416	200,000	1,354,416
Write-down of mineral property and equipment		-	(891)	-	(20,170)
	NET EARNINGS	1,350,646	581,608	2,618,548	1,002,567
DEFICIT, beginning of period		(39,114,394)	(40,831,701)	(40,382,296)	(41,252,660)
DEFICIT, end of period		$(37,763,748)	$(40,250,093)	$(37,763,748)	$(40,250,093)

EARNINGS PER SHARE
Basic		$0.04	$0.02	$0.08	$0.04
Diluted	Note 9	$0.04	$0.02	$0.07	$0.03

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic		34,753,172	28,154,081	32,854,386	28,154,081
Diluted	Note 9	37,943,343	34,457,342	35,372,634	35,181,406

		See accompanying notes to the financial statements

CDG INVESTMENTS INC.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
		(Note 1)		(Note 1)
Increase (decrease) in cash and
cash equivalents:

OPERATING ACTIVITIES
Interest income and expense recoveries	$13,723	$4,645	$28,604	$ 19,113
Cash operating expenses	(137,729)	(118,511)	(231,084)	(259,925)
	(124,006)	(113,866)	(202,480)	(240,812)

INVESTING ACTIVITIES
Purchase of investments	(500,000)	(100,000)	(693,440)	(561,800)
Proceeds on disposal of investments	263,735	200,000	2,049,389	827,242
Notes receivable	-	-	-	24,991
Mineral property recoveries (expenditures)	-	(892)	-	(68,334)
	(236,265)	99,108	1,355,949	222,099
FINANCING ACTIVITIES
Options and warrants exercised	-	-	121,000	-
Debenture interest paid	-	-	(6,872)	(16,455)
	-	-	114,128	(16,455)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(360,271)	(14,758)	1,267,597	(35,168)

CASH AND CASH EQUIVALENTS:
Beginning of period	1,809,109	218,057	181,241	238,467

End of period	$1,448,838	$203,299	$1,448,838	$ 203,299

Supplemental information:
Income taxes and interest cash payments
The Company did not expend cash on income taxes during the periods ended June 30, 2005 and June 30, 2004
Cash interest payments during the respective periods, which related to debentures, are reported above.
Non-cash transactions
During the nine months ended June 30, 2005, convertible debentures in the principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants for no cash consideration.
Stock option compensation of $64,000 during the nine months ended June 30, 2005, ($Nil - June 30, 2004) is a non-cash transaction.
The Company sold its last remaining mineral property during the nine months ended June 30, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000.

	See accompanying notes to the financial statements

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

1.

Basis of Presentation

These unaudited interim financial statements, which have not been reviewed by the Company’s auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004.

Effective April 30, 2004, the Company surrendered effective control of its wholly owned subsidiary, Waddy Lake Resources Inc., (Waddy), when it sold 49% of its investment and turned over all operating decisions to the acquirer.  As a result, effective April 30, 2004, the Company ceased to consolidate Waddy.   Waddy was inactive during the previous fiscal period.  Waddy’s earnings and cash flows during the nine months ended June 30, 2004 were insignificant.

2.

Investments

	June 30,	Sept. 30,
	2005	2004
Portfolio investments:
Golden Band Resources Inc. (9,646,968,(Sept.30,2004 – 12,361,266) common shares;
fair value - $2,315,000, (Sept 30, 2004 - $2,472,000)	$1,133,228	$1,400,921
Aloak Corp. (Sept 30, 2004 – 4,200,000 common shares;
fair value Sept. 30, 2004 - $42,000)	-	21,000
	1,133,228	1,421,921
Equity-accounted investments:
Tyler Resources Inc. ( 14,206,952, (Sept.30, 2004 – 14,216,952) common shares;
fair value $13,781,000,(Sept 30,2004- $4,123,000)	2,958,878	1,149,353
Manson Creek Resources Ltd. (5,899,048, (Sept.30, 2004 – 5,899,048), common
shares; fair value - $767,000, (Sept.30, 2004 - $708,000)	260,538	293,773
Northern Abitibi Mining Corp. (7,995,426, (Sept. 30, 2004 – 7,995,426), common shares;
fair value - $640,000, (Sept.30, 2004 - $280,000)	140,156	1
	$4,492,800	$2,865,048

Fair values above are based on market quotes as at the date indicated and may not represent actual proceeds should these investments be sold.  The investments in Manson Creek, Northern Abitibi and Tyler represent 25%, 21% and 16% of the total issued and outstanding shares of the respective companies as at June 30, 2005.  Although the Company’s investment in Tyler is below the 20% threshold generally considered to result in significant influence and dictate equity-accounting for an investment, common officers and directors, including the Chief Executive Officer of both companies, results in the Company continuing to exercise significant influence over its investment.  Consequently the Company continues to equity-account for this investment.

3.

Convertible Debentures

Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.

	June 30, 2005	September 30, 2004
Principal amount	$ -	$ 550,000
Less equity component	-	(72,000)
	-	478,000
Add accreted interest	-	39,375
Liability component	$ -	$ 517,375

The debentures had been segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt component was accreted to the face value of the debentures by recording additional interest expense.  Upon conversion of the debt the debt and equity components were eliminated and capital stock and contributed surplus were credited for the carrying amount of the debt that was allocable to capital stock and warrants respectively.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

4.

Capital Stock and Contributed Surplus

Issued:

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2004	28,154,081	$42,644,074	$ 172,594
Issued upon conversion of debentures	5,499,091	330,811	264,000
Issued upon exercise of warrants	500,000	79,000	(24,000)
Issued upon exercise of options	600,000	66,000	-
Stock-based compensation expense note 7	-	-	64,000
Balance, June 30, 2005	34,753,172	$43,119,885	$476,594

Upon conversion of the debentures, capital stock and warrants were issued as described in note 3.  The warrants issued pursuant to the conversion were allocated a value of $264,000.  When 500,000 warrants were exercised, the prorata portion of the value reduced contributed surplus and increased capital stock.

Stock options and warrants

Warrants

At June 30, 2005, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.12 - $0.13
December 21, 2006	9,091	$0.12 - $0.14
	7,999,091

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred during the period:

	Number of Shares	Average Exercise Price
Balance September 30, 2004	2,450,000	$0.14
Expired	(475,000)	$0.25
Cancelled	(100,000)	$0.11
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance June 30, 2005	1,475,000	$0.14

The following summarizes options outstanding at June 30, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 4, 2007	1,275,000	$0.11
February 27, 2008	200,000	$0.33
	1,475,000

5.

Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to pay its share of lease operating costs and base lease expense.  The committed base lease costs for the fiscal years ended September 30 are $12,150 in each of 2005 and 2006 and $3,050 in 2007, the final year of the lease.  The Company is also committed to pay its share of lease operating costs that vary from year to year, and aggregated approximately $10,000 in fiscal 2004.

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

6.

Related Party Transactions

During the nine months ended June 30, 2005 the Company charged $80,000 to companies related by virtue of certain common officers and directors for their share of common administrative and secretarial costs.  Related party receivables relate to any unpaid portions at period-end.  During the nine months ended June 30, 2005, the Company was billed $9,000 for its share of base office lease costs and $12,000 for its share of lease operating and miscellaneous costs by a company related by virtue of certain common officers and directors.  Billings for the consulting services provided by certain officers’ and directors’ controlled companies aggregated $32,000 during the nine months ended June 30, 2005.  The related party payables at June 30, 2005 related to unpaid consulting charges.   These related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  See also note 3.

7.

Stock option compensation

The fair value of the 200,000 stock options granted during the period was recorded as stock option compensation expense with an equal increase to contributed surplus.  The fair value of stock options was estimated at the grant date using a Black-Scholes Option Pricing Model with the following assumptions:

Expected option life	3 years
Expected volatility	359.0%
Risk-free interest rate	3.13%
Expected dividends	$ -

8.

Gain on sale of interest in Waddy Lake

A Statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd.,(“Waddy Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release.  No amount will be payable by any of the parties named in the suit.  Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007.  This will be the Company’s only claim to the assets of Waddy Lake.  Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount.  During fiscal 2004 the Company determined that it would record its future $200,000 installment proceeds on an “as received” basis as a result of uncertainty regarding collection.  The $200,000 gain reflected in the period ended June 30, 2005 represents one such payment.

9.

Earnings per Share

The following adjustments were made in arriving at diluted earnings per share for the periods ended June 30:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Nine months ended June 30, 2005	Nine months ended June 30, 2004
Basic weighted average number of common shares	34,753,172	28,154,081	32,854,386	28,154,081
Effect of dilutive securities:
Assumed convertible debenture conversion	-	5,500,000	-	5,500,000
Stock options	690,625	85,870	624,653	290,891
Warrants	2,499,546	717,391	1,893,595	1,236,434
Diluted weighted average number of common shares	37,943,343	34,457,342	35,372,634	35,181,406
Net earnings available to common shares	$1,350,646	$ 581,608	$2,618,548	$1,002,567
Interest expense on convertible debentures assumed converted (net of tax)	-	5,183	-	15,550
Net earnings adjusted for diluted computation	$1,350,646	$ 586,791	$2,618,548	$1,018,117

CDG INVESTMENTS INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

9.  Earnings per Share (continued)

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.  Excluded from the calculation of diluted earnings per share during fiscal 2005 were the warrants exercisable at $0.65 per share and options exercisable at $0.33 per share, as the exercise prices were greater than the average price of the Company’s shares for the three and nine months ended June 30, 2005.  During the first three months of fiscal 2005, the Company experienced a loss therefore no dilution resulted in that three month period.  During the comparative periods warrants exercisable at $0.65 per share and options exercisable at $0.25 per share were excluded from the calculations as the exercise prices were in excess of the average price of the Company’s common shares for those periods.

10.

Subsequent Events

Subsequent to period end, to August 15, 2005, the Company sold 9,335,468 shares of Golden Band Resources Inc. for proceeds of $2,264,000 resulting in a gain of  $1,167,000.  The Company’s interest in Golden Band was reduced from 14% to less than 1%.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is August 15, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company’s business consists of holding investments in primarily mineral exploration companies.  At June 30, 2005, it had significant holdings, (25%, 21% and 16%), in three related mineral exploration companies, Manson Creek Resources Inc., Northern Abitibi Mining Corp. and Tyler Resources Inc.  The Company also holds a 14% interest in Golden Band Resources Inc., an unrelated company over which Management does not have significant influence.  The Company’s investment policy, as it pertains to these mineral exploration company investments, can be described as “buy-and-hold.”  If management determines at any time that greater value can be realized by selling an investment than maintaining it, the Company will dispose of the investment or some portion thereof.   The Company may also, from time to time, acquire less significant holdings in companies that hold the possibility for relatively short-term gains.

The mineral exploration companies in which the Company invests do not have near-term sources of operating income.  Their value and potential to increase in value are primarily attributable to the perceived value of their exploration property holdings.  The Company’s significant investments, percentage interest held by the Company and the location of the investees’ significant exploration properties are summarized below:

Investee	Percentage interest	Mineral property locations	Prospective minerals
Tyler Resources Inc.	16%	Mexico, Saskatchewan	copper, gold
Golden Band Resources Inc.	14%	Saskatchewan	gold
Manson Creek Resources Inc.	25%	Yukon, British Columbia	silver, lead, zinc, copper
Northern Abitibi Mining Corp.	21%	Nevada, USA	silver, gold

The investment in Golden Band is carried on the cost basis as the Company does not have significant influence over operating decisions and does not have a significant presence on the board of directors.  Subsequent to June 30, 2005 to August 15, 2005 the Company’s interest in Golden Band was reduced to less than 1% after it sold approximately 9.3 million of its shares.  The remainder of the investments summarized in the above table, are accounted for on the equity basis, as the Company shares certain common officers and directors and exercises significant influence over the operating decisions of these companies.

2)

Operating Results

Three months ended June 30, 2005 compared to the three months ended June 30, 2004

The Company had net earnings of $1,351,000 in the three months ended June 30, 2005 versus net earnings of $582,000 in the comparative period.  The more significant variances are summarized below:

	Three Mos. Ended June 30, 2005	Three Mos. Ended June 30, 2004	Variance Positive (Negative)
General and administrative costs	$ (102,367)	$ (52,832)	$ (49,535)	1
Debenture interest	-	(14,752)	14,752	2
Equity in loss of investees	(169,207)	(708,978)	539,771	3
Gain on disposal of investments	28,964	-	28,964	4
Gain on dilution of equity investments	1,379,533	-	1,379,533	5
Gain on sale of interest in Waddy Lake Resources Inc.	200,000	1,354,416	(1,154,416)	6
Other income and expense items	13,723	3,754	9,969	7
Net earnings	$ 1,350,646	$ 581,608	$ 769,038

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

1.

The increase in general and administrative expenses is attributable primarily to the following: 1)an $18,000 increase in legal fees corresponding with advice regarding possible reorganizations to help investors realize the increase in value that is inherent in the Company’s assets, but not fully reflected in the Company’s share price,  2)the one-time payment of the initiation fee of $8,000 to the CNQ for the Company’s listing in the previous year, and 3)incurring shareholder reporting costs in the third quarter of 2005 of $20,000, while these costs were incurred in the second quarter of 2004 due to the earlier completion of annual reports in that year.

2.

Debentures were converted into common shares during the first quarter of fiscal 2005 hence there was no interest during the three months ended June 30, 2005.

3.

The Company records its share of earnings (loss) of equity- invested companies and increases or reduces the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Three Months Ended:	June 30, 2005	June 30, 2004
Manson Creek Resources Ltd.	$ 41,364	$ 8,289
Northern Abitibi Mining Corp.	5,573	679,196
Tyler Resources Inc.	122,270	21,493
Total	$ 169,207	$ 708,978

Tyler recognized significant stock option compensation in the 2005 quarter, (Company’s share $106,000), resulting in the increase in loss.  During the quarter ended June 30, 2005, Manson Creek recorded stock option compensation expense in the amount of $130,000, (company’s share $32,500).  This explains the increase in the Company’s share of Manson Creek’s loss.  The reason for the significant loss in Northern Abitibi in the 2004 quarter was that Northern Abitibi had written-off all of its remaining mineral properties in that quarter when it had insufficient resources to further exploration on these properties.  Northern Abitibi has since completed a private placement and acquired a promising property in Nevada, USA.

4.

The gain on disposal of investments for the current three month period pertains to the sale of 296,000 Golden Band shares for a gain of $28,964.

5.

The gain on dilution of equity investments in the current period pertained to the Company’s investment in Tyler Resources Inc.  The Company’s interest in Tyler was diluted when Tyler issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to Tyler exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.  The gain in the comparative period pertained solely to the Company’s interest in Tyler Resources Inc.

6.

Refer to note 8 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold in the comparative period for nominal consideration plus $200,000 in staged payments over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered unlikely, and determined that these payments would be recorded on an “as received” basis.  The current period’s gain represents the receipt of one such payment.

7.

Both interest income and recovery of expenses increased over the comparative period.  Higher cash balances resulted in increased interest income and an increase in the allocated portion of secretarial costs to other companies resulted in greater expense recoveries.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

Nine months ended June 30, 2005 compared to the nine months ended June 30, 2004

The Company had net earnings of $2,619,000 in the nine months ended June 30, 2005 versus net earnings of $1,003,000 in the comparative period.  The more significant variances are summarized below:

	Nine Months Ended June 30, 2005	Nine Months Ended June 30, 2004	Variance Positive (Negative)
General and administrative costs	$ (242,748)	$ (228,240)	$ (14,508)	1
Stock option compensation	(64,000)	-	(64,000)	2
Debenture interest	(12,308)	(44,257)	31,949	3
Equity in loss of investees	(565,754)	(765,373)	199,619	4
Write-down investments	-	(104,000)	104,000	5
Gain on disposal of investments	1,324,415	331,778	992,637	6
Gain on dilution of equity investment	1,950,339	459,300	1,491,039	7
Gain on sale of interest in Waddy Lake Resources Inc.	200,000	1,354,416	(1,154,416)	8
Other income and expense items	28,604	(1,057)	29,661	9
Net earnings	$ 2,618,548	$ 1,002,567	$ 1,615,981

1.  The increase in general and administrative expenses is due to a number of factors.  Legal fees increased $26,000 and CNQ fees $8,000.  The reason for the increases was addressed in the three-month period discussion.  In addition the prior period included an expense recovery of $17,000 for which there was no equivalent in fiscal 2005.  These and certain other expense increases were offset by a decrease resulting from the comparative period including significant legal costs associated with the Waddy Lake liability settlement.

2.  Stock option compensation represented the value of options granted during the nine months ended June 30, 2005.  No options were granted in the comparative period.

3.  Debentures were converted into common shares near the end of the first quarter of fiscal 2005 hence there was limited interest expense during the nine months ended June 30, 2005.

4.  The Company records its share of earnings (loss) of equity investees and increases or reduces the carrying value of the investment in an equal amount.  The equity in loss of investees is comprised of the Company’s share of the losses of Manson Creek, Northern Abitibi and Tyler Resources as follows:

Nine Months Ended:	June 30, 2005	June 30, 2004
Manson Creek Resources Ltd.	$ 256,378	$ 27,668	a
Northern Abitibi Mining Corp.	10,295	695,000	b
Tyler Resources Inc.	299,081	42,705	c
Total	$ 565,754	$ 765,373

a.

Manson Creek wrote-off properties in the current nine month period, (the Company’s share - $192,000), while there were no such write-offs in the comparative period.  Further, Manson Creek recorded stock option compensation expense of $130,000 in the current period, (the Company’s share - $32,500).

b.

The reason for the significant loss in Northern Abitibi in the 2004 period was that Northern Abitibi had written-off all of its remaining mineral properties during the period when it had insufficient resources to further exploration on these properties.  Subsequent thereto, Northern Abitibi completed a private placement financing and acquired a promising mineral property in Nevada, USA.

c.

 The Company acquired a significant investment in Tyler when it disposed of its interest in the Bahuerachi mineral property in exchange for Tyler shares on January 29, 2004.  Thereafter the Company commenced to record its investment in Tyler on the equity basis.  As a result, during the comparative period the Company recorded its share of Tyler’s losses for approximately five months compared to nine months for the current period.  Further, with Tyler’s increase in operations and the recording of stock option compensation expense of $1.36 million during the current period, its losses have increased, as has the Company’s share of these losses.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

5.  During the comparative period, the Company wrote-down its investment in Northern Abitibi  Mining Corp. to reflect a decline in value that was considered to be other than temporary.

6.

The gain on disposal of investments for each period is comprised of the following:

Nine months ended	June 30, 2005		June 30, 2004
Investment	Number of Shares	Gain	Number of Shares/Units	Gain
Golden Band Resources Inc.	3,306,500	$ 508,330	2,550,000	$ 307,638
Manson Creek Resources Ltd.	500,000	92,385	-	-
Tyler Resources Inc.	410,000	633,038	-	-
Aloak Corp.	4,200,000	43,645	1,100,000	21,240
RSX Energy Inc.	90,000	47,017	-	-
Ultima Energy Trust	-	-	5,000	2,900
Total		$1,324,415		$ 331,778

7.

The gain on dilution of equity investments in the current period pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp. The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the period. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.  The gain in the comparative period pertained solely to the Company’s interest in Tyler Resources Inc.

8.

Refer to note 8 to the financial statements.  A portion of the Company’s investment in Waddy Lake Resources Inc. was sold in the comparative period for nominal consideration plus $200,000 in staged payments over four years.  At the time of the transaction the Company determined that it would not record a receivable for the three $200,000 payments not yet received on the transaction date, since collection was considered unlikely, and determined that these payments would be recorded on an “as received” basis.  The current period’s gain represents the receipt of one such payment.

9.

Included in other income/expense in the nine month period ended June 30, 2004 is a write-down of mineral properties of $20,000.  The Company’s last remaining mineral property was sold in January, 2004, therefore there is no comparable amount in the current period, nor is there expected to be in the future.  Further, interest income increased approximately $7,000 from the comparative period due to higher average cash balances.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results
Interest and other	$ 24,096	$ 21,136	$ 23,668
Net Earnings (Loss)	$ 870,364	$ (804,667)	$ (990,563)
Basic and diluted earnings (loss) per share	$ 0.03	$(0.03)	$(0.04)
Financial Position
Working capital (deficiency)	$ 158,699	$ 77,761	$ (259,766)
Total assets	$ 3,218,828	$ 3,587,293	$ 4,244,592
Share Capital	$ 42,644,074	$ 42,644,074	$ 42,644,074
Equity component of convertible debt	$ 72,000	$ 72,000	$ -
Contributed Surplus	$ 172,594	$ 172,594	$ 172,594
Deficit	$ (40,382,296)	$(41,252,660)	$(40,447,993)

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

4)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2005	Mar.31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003	Sept 30 2003
Interest income & expense recoveries	$13,723	$ 9,876	$ 5,005	$ 4,983	$ 4,645	$ 6,691	$ 7,777	$ 8,631
Gain on disposal of investments	28,964	1,128,258	167,193	38,891	-	13,772	318,006	-
Net earnings (loss) before mineral exploration items	1,150,646	1,310,429	(42,527)	(130,344)	(771,917)	180,093	260,145	(477,125)
Mineral exploration business items	200,000	-	-	(1,859)	1,353,525	-	(19,279)	(315,827)
Net Earnings (Loss)	1,350,646	1,310,429	(42,527)	(132,203)	581,608	180,093	240,866	(792,952)
Basic Earnings (Loss) per share	$0.04	$0.04	$ 0.00	$ 0.00	$ 0.02	$ 0.01	$ 0.01	$ (0.03)
Diluted Earnings (Loss) per share	$0.04	$0.03	$ 0.00	$ 0.00	$ 0.02	$ 0.00	$ 0.01	$ (0.03)

The Company was formerly in the business of mineral exploration.  It converted to an Investment Company through a process of liquidating its mineral exploration assets primarily in exchange for shares in mineral exploration companies. This liquidation process occurred over time and was completed by September 30, 2004.  Gains, losses and expenses relating to these dispositions are disclosed separately above as “mineral exploration business” to assist in comparisons.

The investment-related income and loss items can vary significantly.  Factors such as the number of investments sold, proceeds received, whether there were investment write-downs, the amount of the Company’s share of losses of equity-accounted companies, (can vary significantly if mineral properties are written down in a period), and dilution gains or losses on investments all can result in dramatic changes in the financial results and balance sheet position reported by the Company over the periods under review above.  Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2005 was $1,340,000, (September 30, 2004 - $159,000).    The improvement in working capital was primarily the result of the profitable sale of investments in the current period.

The excess of cash operating expenses over revenues for the nine month period ended June 30, 2005 was $202,000 compared to $241,000 in the previous period.  The decrease, given increased accrual basis expenses, was due to the Company paying, during fiscal 2004, significant payables that had been outstanding at September 30, 2003.  The sale of investments contributed $2,049,000, (2004 - $827,000), cash to the Company and the acquisition of investments utilized $693,000, (2004 - $562,000) of cash.  The investments sold during the periods ended June 30, 2005 and 2004 were summarized under 2) Operating Results above.  In addition, included in investment sale proceeds for both the 2004 and 2005 fiscal periods is $200,000 received for the sale of the Company’s investment in Waddy Lake Resources Inc.  Pursuant to the sale the Company would receive staged payments of $200,000 over four years, two of which it has received to date.  Golden Band Resources Inc. shares were acquired in each of the 2005 and 2004 periods pursuant to the exercise of warrants.  The fiscal 2005 Golden Band purchases aggregated $118,440.  In addition the Company acquired 500,000 common shares of Manson Creek Resources Ltd. during the current period for $75,000 pursuant to the exercise of warrants and acquired 400,000 common shares and 400,000 warrants of Tyler Resources Inc. for $500,000.   The remaining investment purchases in the 2004 comparative period were RSX Energy shares and Ultima Energy Trust units.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

In the period ended June 30, 2004 the Company expended $68,000 cash on the Bahuerachi, Mexico mineral property prior to the sale of the property interest to Tyler Resources Inc.

During the period ended June 30, 2005 500,000 warrants were exercised by an officer for proceeds of $55,000. The warrants were issued pursuant to the conversion of debentures into units comprised of common shares and share purchase warrants.  Further, 600,000 stock options were exercised for net proceeds of $66,000.

The Company expended $7,000 on debenture interest, (2004-$16,000).  The 2005 amount was payment in full of interest accruing to the date that the debentures were converted into common shares and warrants.

During the comparative period the Company received $25,000 as full payment of notes receivable plus accrued interest that was due from Tyler Resources Inc.

The Company has an investment portfolio that at June 30, 2005 had a fair value of approximately $17.5 million.  Approximately $2.3 million of this was realized subsequent to period-end through the sale of Golden Band Resources Inc. shares between June 30, 2005 and August 15, 2005.  Fair values are based on market quotes and may not represent actual proceeds should these investments be sold, particularly given the large holdings in certain of the companies.  However, the Company has ample opportunities to generate more cash and working capital through the sale of investments in an amount sufficient to fund future operations.

6)

  Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2005:

Administrative

i)  The Company paid or accrued $9,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $12,000 for lease operating and miscellaneous costs.

ii)  The Company paid or accrued $32,000 for consulting fees charged by officers’ and directors’ companies on an hourly or per diem basis for administrative services provided.

iii) The Company received or accrued from corporations related by virtue of certain common officers and directors $80,000 for allocated office and secretarial expenses

The amounts due from related parties relate to charges to related parties described in 1(a)(iii).  The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party payables at June 30, 2005 pertained to unpaid consulting charges.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

Other

Directors, or companies over which they have control or direction, subscribed to $450,000 of the $550,000 debentures that were outstanding at September 30, 2004.  The debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.  An officer and director exercised 500,000 of these warrants at $0.11 per share during the nine months ended June 30, 2005.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

7)

Contractual Obligations

The Company is party to a sublease agreement for office space whereby it is committed to pay the base lease costs over the term of the lease as well as its share of lease operating costs.  The committed base lease costs for the fiscal years ended September 30 are $12,150 in each of 2005 and 2006 and $3,050 in 2007 the final year of the lease.

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued :

Authorized:  Unlimited number of shares without nominal or par value

Issued:

	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
Balance, September 30, 2004	28,154,081	$42,644,074	$ 172,594
Issued upon conversion of debentures	5,499,091	330,811	264,000
Issued upon exercise of warrants	500,000	79,000	(24,000)
Issued upon exercise of options	600,000	66,000	-
Stock-based compensation expense	-	-	64,000
Balance, June 30, 2005	34,753,172	$43,119,885	$476,594

There have been no stock transactions from June 30, 2005 to August 15, 2005.

b)

Stock options and warrants

Warrants

At June 30, 2005, share purchase warrants were outstanding that may be exercised to purchase the number of common shares indicated:

Expiry	Number of Shares	Exercise Price
March 14, 2006	3,000,000	$0.65
December 16, 2006	4,990,000	$0.12 - $0.13
December 21, 2006	9,091	$0.12 - $0.14
	7,999,091

No warrants have been exercised from June 30, 2005 to August 15, 2005.

Options

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or a greater amount determined by the Directors.

The following stock option transactions occurred during the period:

	Number of Shares	Average Exercise Price
Balance September 30, 2004	2,450,000	$0.14
Expired	(475,000)	$0.25
Cancelled	(100,000)	$0.11
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance June 30, 2005	1,475,000	$0.14

No stock options have been granted, exercised or cancelled from June 30, 2005 to August 15, 2005.

The following summarizes options outstanding at June 30, 2005, all of which vested immediately upon granting:

Expiry	Number of Shares	Exercise Price
June 4, 2007	1,275,000	$0.11
February 27, 2008	200,000	$0.33
	1,475,000

c)

Escrow Shares

There were no escrow shares outstanding at period end.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

9)

Directors and Officers

James Devonshire, Chief Executive Officer and Director

Gregory Smith, Chief Financial Officer and Director

Robert Ingram, Director

Calvin Fairburn, Director

Roger Fry, Director

Kerry Brown, Director

Barbara O’Neill, Corporate Secretary

10)

Critical Accounting Estimates

The Company uses the Black Scholes Option Pricing Model in estimating the fair value of options granted during the period.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the period.

Assessments are made on an ongoing basis of whether investments should be written-down due to declines in market value that are considered to be other than temporary.  These assessments can be highly subjective.  During the periods disclosed, market values of all investments exceeded carrying values by significant amounts.

11)

Outlook

Management is currently investigating options that would help shareholders to realize the significant value that has accumulated in their Company.

12)

Risk Factors

An investment in the Company’s securities is considered speculative because the grass roots mineral exploration companies in which it invests are medium to long-term investments involving a high degree of risk.  In this sector, it is not unusual for an investor to have to wait several years before being able to profit from his investment and losses can be incurred fairly rapidly.  Few properties that are explored by these mineral exploration companies ultimately are developed into producing mines.  The long-term success of the corporations in which the Company invests will be, in part, directly related to the cost and success of exploration programs.  Substantial expenditures are required to establish ore reserves through drilling.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Although the Company has enjoyed the investor favor that is currently surrounding the mineral exploration and development sector and that is reflected in the fair value of the Company’s investments, the sector will continue to be volatile as the prices of the base and precious metals being explored continue to be volatile.

13)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

14)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.